EXHIBIT-99.2

15th January, 2003

The Listing Department
The Stock Exchange, Mumbai
Dalal Street	Fax No: 2722082
Mumbai,

Dear Sir,

Re: Change in Directorship

The Board at its meeting held on 15th January,2003 approved the appointment of Mr. Arvind Pande as an additional director pursuant to section 260 of the Companies Act, 1956.

Mr. Arvind Pande was the chairman and chief executive officer of Steel Authority of India Limited (SAIL). He started his career in the Indian Administrative Services (IAS) in 1965 and worked in various government positions. He was the joint secretary to the Prime Minister of India overseeing the Economic, Science and Technology issues between 1981 and 1986.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary